08027357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 27 2008

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimball & Cross Investment Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street, Suite 740
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Clifford — (617) 228-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 17 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John C. Clifford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimball & Cross Investment Management Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF MASSACHUSETTS
ESSEX, SS FEBRUARY 25, 2008
SUBSCRIBED AND SWORN TO BY
JOHN C. CLIFFORD, BEFORE ME,
GEORGE P. ASSAD, JR

Signature

CFO/CCO
Title

Notary Public LAWRENCE MA 01842-1283
MY COMMISSION EXPIRES AUGUST 1, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Kimball & Cross Investment Management Corp.

We have audited the accompanying statement of financial condition of Kimball & Cross Investment Management Corp. as of December 31, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimball & Cross Investment Management Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company is involved in various disputes. The ultimate outcome of these matters cannot presently be determined.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2008

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	167,503
Certificate of deposit (Note 4)		24,218
Due from clearing broker		48,266
Receivable from related parties		7,125
Securities owned, at market value		60,618
Property and equipment, net of accumulated ammortization and depreciation of $64,038		-
Other assets		18,206
Total assets	**$**	**325,936**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	26,651
Accrued expenses		33,250
Total liabilities		59,901
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)		
SHAREHOLDERS' EQUITY (Notes 2 and 5):		
Common stock, $.01 par value; 3,000 shares authorized; 3 shares issued and outstanding		-
Additional paid-in capital		674,595
Deficit		(408,560)
Total shareholder's equity		266,035
Total liabilities and shareholders' equity	**$**	**325,936**

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:	
Commission and fee income	$ 1,512,888
Trading income, net	18,115
Other	71,894
Total revenue	1,602,897
EXPENSES:	
Commissions, wages, and related expenses	1,105,382
Clearing and exchange fees	164,981
Professional fees	84,295
Occupancy costs	62,525
Communications and data processing	30,450
General and administrative	51,116
Regulatory fees	34,290
Total expenses	1,533,039
NET INCOME BEFORE TAXES	69,858
INCOME TAXES (Note 3)	11,800
NET INCOME	**$ 58,058**

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	
	Shares	Amount	Capital	Deficit
BALANCES, December 31, 2006	1	$ -	$ 624,595	$ (466,618)
Stock split (Note 5)	1	-	-	-
Sale of common stock (Note 5)	1	-	50,000	-
Net income	-	-	-	58,058
BALANCES, December 31, 2007	**3**	**$ -**	**$ 674,595**	**$ (408,560)**

The accompanying notes are an integral part of this statement.

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 58,058
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from clearing broker	17,377
Increase in securities owned, at market value	(24,876)
Increase in other assets	(901)
Decrease in accounts payable and accrued expenses	(40,809)
Net cash provided by operating activities	8,849
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in certificate of deposit	(898)
Decrease in receivable from related parties	4,989
Net cash provided by investing activities	4,091
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	50,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	62,940
CASH AND CASH EQUIVALENTS, beginning of year	104,563
CASH AND CASH EQUIVALENTS, end of year	$ 167,503

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Kimball & Cross Investment Management Corp. (the "Company") is a Delaware Corporation which was founded in 1999. The Company currently operates as a registered broker-dealer with the Securities and Exchange Commission ("SEC") and deals primarily in securities brokerage and retail investments. The Company maintains offices in Boston, Massachusetts and Croton-on-Hudson, New York.

Securities Transactions

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade-date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, deposits with and due from clearing broker, receivables, other assets, accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of the instruments. Securities owned are valued at market value using quoted market prices.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Prior to the issuance of common stock (see Note 5) the Company filed a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $201,878 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .30 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company utilized its net operating loss carry forward of approximately $13,000 for income tax purposes. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes. Income tax expense is less than the expected tax rate of 34% due to the progressive statutory rates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company leases office space from an unrelated party under a noncancelable operating lease expiring in April 2008. The lease is secured by a bank letter of credit of $24,218 at December 31, 2007. Future minimum lease payments under this lease as of December 31, 2007 are as follows:

Year	Amount
2008	**$ 17,000**

For the year ended December 31, 2007, rent expense was approximately $57,120.

The Company is involved in an investigation being conducted by the SEC. In this matter, large and/or indeterminate amounts are sought, including possible censure, suspension or revocation of registration. In addition, the Company is involved in an arbitration in which a large and/or indeterminate amount is sought. Management, after review and discussion with counsel, intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

The Company has established a non-discriminatory salary reduction and defined contribution profit sharing plan covering substantially all eligible employees. The salary reduction plan provides for an employer matching contribution of 25% of the employee contribution, up to $1,000. The profit sharing plan contributions are made by the Company as determined annually by the Board of Directors, subject to certain limitations. The plans are tax exempt under Section 401 of the Internal Revenue Code. For the year ended December 31, 2007, contributions to the plans totaled $4,792.

During 2005, the Company renegotiated its clearing agreement with its clearing firm. The term of the agreement shall continue until May 31, 2011 whereby the Company will introduce its securities transactions with this clearing firm. If the Company terminates the agreement prior to May 31, 2011 without cause (as defined in the agreement), the Company's customer accounts including their revenue stream and goodwill will have been deemed sold to their clearing firm. In addition, if the Company breaches the terms of the agreement without due cause, the Company agrees to pay liquidated damages of $100,000. The liquidated damages of $100,000 shall be subordinate to claims of the Company's customers that have been approved by a trustee appointed by the Securities Investor Protection Corporation pursuant to the issuance of such protective decree.

NOTE 5 - SHAREHOLDERS' EQUITY

On May 14, 2007, the Company's Board of Directors approved a 2 for 1 stock split, whereby each outstanding share of common stock was converted into two (2) shares. In addition, on June 30, 2007 the Company sold one (1) share of its par value $.01 common stock for $50,000 to an unrelated entity.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 6 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the deposit with and amounts due from this clearing broker could be subject to forfeiture.

The Company has cash in banks and a certificate of deposit in excess of the FDIC insurance coverage of $100,000. At December 31, 2007, the Company had $91,721 in excess of this requirement which is subject to loss should the bank cease operations.

SUPPLEMENTARY INFORMATION

KIMBALL & CROSS INVESTMENT MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2007

CREDIT:		
Shareholders' equity	$	266,035
DEBITS:		
Certificate of deposit		24,218
Receivable from related parties		7,125
Other assets		18,206
Non-marketable securities		1,593
Total debits		51,142
Net capital before haircuts on securities positions		214,893
Haircuts on securities positions, includes undue concentration of $3,189		13,015
NET CAPITAL		201,878
Minimum requirements of 6-2/3% of aggregate indebtedness of $59,901 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL	**$**	**196,878**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	26,651
Accrued expenses		33,250
	$	**59,901**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**.30 to 1**

Note: There were no material differences in the above computation of net capital and the computation submitted by the Company in accordance with SEC Rule 17a-5.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kimball & Cross Investment Management Corp.

In planning and performing our audit of the financial statements and supplementary information of Kimball & Cross Investment Management Corp. (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kimball & Cross Investment Management Corp. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Kimball & Cross Investment Management Corp. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

In addition, our review indicated that Kimball & Cross Investment Management Corp. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2008

END